

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2011

John W. Robinson, III
President
TMX Finance LLC
15 Bull Street, Suite 200
Savannah, Georgia 31401

> **Re:** **TMX Finance LLC**
> **Titlemax Finance Corporation**
> **Registration Statement on Form S-4**
> **Filed February 14, 2011**
> **File No. 333-172244 and -01 to -12**

Dear Mr. Robinson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide a recent developments section to disclose the results for the fourth quarter of 2010, to the extent that this information is available, together with a discussion of these results.

The Exchange Offer, page 2

2. We note the disclosure indicating that you will issue new notes or return any old notes not accepted for exchange "as soon as practicable" and "as promptly as practicable," respectively, after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise your disclosure on pages 2, 69 and throughout the document, as necessary.

Risk Factors, page 11

3.     We note in your introductory paragraph the statement that this section describes some, but not all, of the risks of tendering the old notes.  Please revise to delete this language. You must disclose all risks that you believe are material at this time.  Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

Federal Regulations, page 49

4.     We note your disclosure on page 49 regarding the Servicemembers Civil Relief Act.  If material, please provide disclosure in the MD&A regarding the total amount of loans that have been subject to deferments, modifications, or interest rate reductions as a result of this statute.

Executive Compensation, page 54

5.     It appears that the company benchmarks certain elements of compensation, such as base salary, to its peers.  Please identify the component companies that make up the compensation peer group and the basis for selecting the peer group.  In addition, please describe how the Chief Executive Officer and/or the President used comparative compensation information in determining compensation or compensation ranges for each of the compensation components, as applicable.  Please also disclose whether the Chief Executive Officer and/or the President deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation.  Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05

6.     Revise the discussion on page 59 to explain the "internal monthly profit metric" by which the monthly profit bonuses of Messrs. Cole and Bielss are determined.

Certain Relationships and Related Party Transactions

Working Capital Indebtedness, page 62

7.     We note your disclosure stating in May 2010, your sole member made an interim equity infusion of $2.9 million and in June 2010, you made a distribution to your sole member for the same amount.  In your consolidated statements of member's equity and non-controlling interests on page F-4, the equity infusion is not apparent.  Please revise to report the equity infusion and distribution as gross in your Statement, or tell us why you believe this is not required.

The Exchange Offer

Purpose and Effect of the Exchange Offer, page 64

8.      As currently disclosed in the second bullet point of the third paragraph on page 64, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).  Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

9.      We note your reservation of the right to amend the terms of the offer.  Please revise to indicate that, in the event of a material change in the offer, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Representations on Tendering Old Notes, page 68

10.     Please revise this section and elsewhere as appropriate in the prospectus to state that any party acquiring securities in the exchange offer will acquire the New Notes in the ordinary course of the business of the holder *and any beneficial owner.*

Certain Material U.S. Federal Income Tax Consequences, page 124

11.     Please eliminate references to "certain" material U.S. federal income tax considerations for investors and revise to clarify, if true, that the material U.S. federal income tax considerations for the exchange offer have been disclosed.

12.     In the first sentence of the bold-face paragraph on page 124, please remove the words "is not tax advice".

Consolidated Financial Statements (Unaudited), page F-2

13.     Please note the updating requirements for the financial statements and related disclosures pursuant to Rules 3-12 of Regulation S-X.

Consolidated Statements of Income, page F-3

14.     We note the large balances of "Other operating expenses" during the periods presented. Please consider providing a break-out of the other operating expenses in the footnotes to the financial statements.

Note 1 – Nature of Business and Significant Accounting Policies, page F-7

Principles of Consolidation, page F-8

15.     We note your disclosure on page F-9 with respect to the various entities you evaluated as potential variable interest entities (VIEs). We further note your disclosure that for the two VIEs which were consolidated that "…equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support." For the two entities that were not determined to be VIEs and therefore not consolidated, i.e. TY Investments and Parker-Young, please tell us the basis for your conclusion and revise your disclosures accordingly.

Employee Equity Option, page F-12

16.     We note your disclosure stating you measure all liability awards using the intrinsic value method.  Per ASC Topic 718-30-35-3, a public entity shall measure a liability award based on the award's fair value remeasured at each reporting date until the date of settlement.  Please tell us why you believe this guidance does not apply to you and why measuring your liability awards at intrinsic value is appropriate.

Note 13 – Fair Value Measurement and Fair Value of Financial Instruments, page F-21

17.     We note that the carrying amounts on your senior secured notes and notes payable equal their fair value.  Given the fact these are long term notes and appear to be accounted for at cost, please explain to us and revise the document as necessary to explain why the carrying amounts of these notes equal their fair value.

Exhibits

18.     In your next amendment, please file as exhibits any agreements you currently deem to be material, including (i) the offer letters for each of Donald E. Thomas, Charles Cole and Otto Bielss as described on pages 58 - 59; and (ii) the real estate leases and servicing agreement between EAL and TMG, as described on page 61.   Refer to Item 601(b)(10) of Regulation S-K.

19.     Please file an opinion of tax counsel as an exhibit to your next amendment. Refer to Item 601(b)(8) of Regulation S-K.

Exhibit 5.1

20.    Given the language in the seventh paragraph that the opinion is "as of the date hereof" (February 14, 2011), it will be necessary for counsel to file an opinion dated as of the effective date or to remove the limiting language.

Exhibit 23.1

21.    Provide a current consent of the independent accountant in any amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amit Pande at (202) 551-3423 or Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters.  Please contact David Lin at (202) 551-3552 or me at (202) 551-3491 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc:     (facsimile only)
        M. Hill Jeffries
        Alston & Bird LLP
        (404) 881-7777